Filed pursuant to Rule 424(b)(2)
Registration No. 333-107859
PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 5, 2003)

$200,000,000

M.D.C. Holdings, Inc.
5 1/2% Senior Notes due 2013

     We are offering $200,000,000 aggregate principal amount of our 5 1/2% Senior Notes due 2013.

     We will pay interest on the notes semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2004. Interest on the notes will accrue from November 15, 2003. The notes will mature on May 15, 2013. The notes offered hereby constitute an additional issuance of, and form a single series with, the $150,000,000 aggregate principal amount of 5 1/2% Senior Notes due 2013 that we issued in May 2003. After the issuance of the notes offered hereby, the total aggregate principal amount of all of our 5 1/2% Senior Notes due 2013 will be $350,000,000.

     We may redeem the notes at any time at the redemption prices set forth in this prospectus supplement under “Description of Notes — Optional Redemption.”

     The notes will be senior unsecured obligations of our company and will rank equally with all of our existing and future unsecured and senior indebtedness.

     The notes will be fully and unconditionally guaranteed jointly and severally by certain of our subsidiaries on a senior unsecured basis.

     Our common stock is listed on the New York Stock Exchange under the symbol of “MDC.” We intend to make application to list the notes on the New York Stock Exchange.

     Before buying any notes, you should read the discussion of material risks of investing in our notes beginning on page S-10.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes, or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price(1)	100.235%	$200,470,000
Underwriting discount	0.625%	$1,250,000
Proceeds to M.D.C. Holdings, Inc. (before expenses)(1)	99.610%	$199,220,000

(1)	Not including interest on the notes from November 15, 2003 through the closing date payable by the purchasers of the notes.

     Interest on the notes will accrue from November 15, 2003 to the date of delivery.

     The underwriters expect to deliver the notes to purchasers on or about December 16, 2003.

Joint Bookrunning Managers

Citigroup	Banc One Capital Markets, Inc.

Co-Lead Manager

Wachovia Securities

Deutsche Bank Securities	BNP PARIBAS

Comerica Securities	McDonald Investments Inc.

Merrill Lynch & Co.	SunTrust Robinson Humphrey
JMP Securities

December 8, 2003

FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
BUSINESS
DESCRIPTION OF NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
M.D.C. Holdings, Inc.
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of Common Stock
Description of Preferred Stock
Description of the Debt Securities
Book-Entry Issuance
Plan of Distribution
Legal Matters
Experts
WHERE YOU CAN FIND MORE INFORMATION
Incorporation of Certain Documents by Reference

      You should only rely on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where such offer is not permitted. You should not assume the information provided by this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus supplement, the date on the front of the accompanying prospectus or the date of the applicable incorporated document, as applicable.

      The information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference concerning the homebuilding industry, our market share, our size relative to other homebuilders and other matters is derived principally from publicly available information and from industry sources. Although we believe the publicly available information and the information from industry sources are reliable, we have not independently verified any of this information and we cannot assure you of its accuracy.

FORWARD-LOOKING STATEMENTS

      Certain statements in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (1) general economic and business conditions, (2) interest rate changes, (3) the relative stability of the debt and equity markets, (4) competition, (5) the availability and cost of land and other raw materials used by us in our homebuilding operations, (6) the availability and cost of performance bonds and insurance covering risks associated with our business, (7) shortages and the cost of labor, (8) weather related slowdowns, (9) slow growth initiatives, (10) building moratoria, (11) governmental regulation, including the interpretation of tax, labor and environmental laws, (12) changes in consumer confidence and preferences, (13) required accounting changes, (14) terrorist acts and other acts of war, and (15) other factors over which we have little or no control. See the section entitled “Risk Factors.”

PROSPECTUS SUPPLEMENT SUMMARY

      This is only a summary of the offering. To fully understand the investment you are contemplating you must consider this prospectus supplement, the accompanying prospectus and the detailed information incorporated into them by reference, including our financial statements and their accompanying notes. Unless the context otherwise requires, the terms “M.D.C. Holdings, Inc.,” the “Company,” “we” and “our” refer to M.D.C. Holdings, Inc., a Delaware corporation, and its subsidiaries.

The Company

      We are a leading homebuilder, selling homes to the first-time and move-up buyer under the name “Richmond American Homes.” We are one of the largest builders of single-family detached homes in the United States. We also provide mortgage financing, primarily for our home buyers, through our wholly owned subsidiary, HomeAmerican Mortgage Corporation, or “HomeAmerican.” For the nine months ended September 30, 2003, we were among the nation’s top homebuilders in terms of sales and home closings. We are the largest homebuilder in Colorado; among the top five homebuilders in Northern Virginia, suburban Maryland, Phoenix, Tucson and Las Vegas; and among the top ten homebuilders in Northern California, Southern California and Salt Lake City. We also have a growing presence in Dallas/ Fort Worth and have recently entered the Houston, San Antonio, Philadelphia/ Delaware Valley, West Florida, Jacksonville and Chicago markets. During the nine months ended September 30, 2003, we generated total revenues and net income of $2.1 billion and $145.2 million, respectively, and during the nine months ended September 30, 2002, we generated total revenues and net income of $1.5 billion and $110.2 million, respectively.

      We have a significant presence in some of the strongest housing markets in the United States. Homes are designed, built and sold by our wholly owned subsidiaries to meet local customer preferences and the changing needs of home buyers. The base prices of our homes generally range from approximately $90,000 to $500,000, although we also build homes with base prices as high as $1.6 million. Our average sales price per home closed in the first nine months of 2003 and the first nine months of 2002 was $255,900 and $255,700, respectively, and in 2002, 2001 and 2000 was $254,000, $254,100 and $227,300, respectively.

      Our mortgage lending operations are an integral part of our homebuilding business. HomeAmerican is a full service mortgage lender originating mortgage loans primarily for our home buyers through offices located in each of our markets. HomeAmerican is the principal originator of mortgage loans for our home buyers. In the first nine months of 2003 and the first nine months of 2002, HomeAmerican originated or brokered loans for 80% and 81% of our home buyers, respectively. In all of 2002, HomeAmerican originated or brokered loans for 81% of our home buyers.

      During the first nine months of 2003, compared with the first nine months of 2002, home sales revenues increased 33% to $2.0 billion, while our homebuilding operating profit increased 38% to $267.9 million. During 2002, compared with 2001, our home sales revenues increased 9% to $2.3 billion, while our homebuilding operating profit increased almost 6% to $296 million. At September 30, 2003, our backlog was 6,277 units with an estimated sales value of $1.65 billion, compared with 4,035 units with an estimated sales value of $1.12 billion at December 31, 2002 and 5,098 units with an estimated sales value of $1.35 billion at September 30, 2002. In the first nine months of 2003, our financial services revenues and operating profit were $46.3 million and $23.4 million, respectively, compared with revenues and operating profit of $30.4 million and $16.1 million for the first nine months of 2002. In 2002, our financial services revenues and operating profit were $45.4 million and $24.2 million, respectively, compared with revenues and operating profit of $38.6 million and $21.1 million for 2001.

Business Strategy

      We believe our success is driven by our discipline and focus on our homebuilding operations. Our business strategy is designed for controlled growth and includes the following:

      Geographic diversification in attractive growth markets — Our homebuilding operations have a significant or growing market share in 22 geographic markets in 13 states. We have selected these markets based on our belief in their prospects for economic, population and employment growth. Our objective is to have a significant presence in each of these markets, which enables us to compete effectively for land, subcontractor labor and customers.

      Disciplined land inventory policy — We seek to maintain a two-year supply of land. Our land acquisition policy is designed to maximize the risk-weighted return on our capital. We prefer to acquire finished lots pursuant to rolling option contracts, where possible, or in phases for cash. When potential returns justify the risk, we also acquire land for development into finished lots. We generally limit the acquisition of lots in new projects to no more than a two-year supply of lots to avoid overexposure to any single submarket. Generally, we acquire finished lots and land for development only in areas that have available utilities and suitable zoning and entitlements. Our asset management committee, comprised of senior officers of the Company, must approve all land acquisitions following a detailed due diligence process.

      Diverse product and home buyer base — We build and market homes in a variety of series, each designed to appeal to the largest segments of the housing market, first-time and move-up home buyers. Within each series we build several models, each with different floor plans, elevations and features. We continually re-engineer and redesign our homes in response to customer preferences within a particular geographic region.

      Strong operating efficiency and returns — We continue to focus on increasing our returns and reducing our costs. Our initiatives include designing more efficient homes, emphasizing sales of options and upgrades through Company-operated design centers, use of complementary businesses to drive incremental operating profits, coordinating sales activities with construction and expanding our national purchasing program.

      Strong financial position — Consistent with our focus over the last decade, we hold among our primary priorities the continued strengthening of our balance sheet and maintaining significant financial flexibility and liquidity. We currently have no joint ventures, off-balance sheet financing arrangements or agreements to purchase land with specific performance provisions enforceable by sellers, and we have virtually no goodwill on our balance sheet.

      Experienced management — Our top three executives average over 25 years with the Company. Our division managers average nearly 20 years of experience in the homebuilding business. Each division manager is responsible for managing the day-to-day activities of that division, supported by centralized treasury, human resources, information systems, legal and risk management services.

      Our principal executive offices are located at 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237, and our telephone number is (303) 773-1100.

The Offering

      The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see the section “Description of Notes.”

Securities Offered	$200,000,000 aggregate principal amount of 5 1/2% Senior Notes due 2013.

Principal Amount Outstanding	The notes offered hereby constitute an additional issuance of, and form a single series with, the $150,000,000 aggregate principal amount of 5 1/2% Senior Notes due 2013 that we issued in May 2003. After the issuance of the notes offered hereby, the total aggregate principal amount of all of our 5 1/2% Senior Notes due 2013 will be $350,000,000.

Maturity Date	May 15, 2013.

Interest Payment Dates	Interest will accrue from November 15, 2003 and will be payable semi-annually on each May 15 and November 15, commencing May 15, 2004.

Optional Redemption	We may redeem the notes at any time, in whole or in part, at the redemption prices set forth under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date.

Ranking	The notes will be our general unsecured obligations. Your right to payment under these notes will be:

• effectively junior to the rights of our secured creditors to the extent of the value of their security in our assets;

• equal with the rights of creditors under our unsecured unsubordinated debt; and

• senior to the rights of creditors under our debt that is expressly subordinated to these notes.

At September 30, 2003, after giving pro forma effect to the offering and the proposed use of proceeds as described under “Use of Proceeds,” we would have had total consolidated indebtedness of approximately $586.2 million (including the notes), of which none was expressly subordinated and of which approximately $86.1 million was secured indebtedness of our non-guarantor subsidiaries to which the notes will be effectively subordinated.

Guarantees	Certain of our existing domestic subsidiaries and future domestic subsidiaries will fully and unconditionally guarantee our obligations under the notes, jointly and severally, on a senior unsecured basis. Your right to payment under any guarantee will be:

• effectively junior to the rights of secured creditors to the extent of their security in the guarantors’ assets;

• equal with the rights of creditors under the guarantors’ other unsecured unsubordinated debt; and

• senior to the rights of creditors under the guarantors’ debt that is expressly subordinated to the guarantees.

At September 30, 2003, our guarantor subsidiaries had $2.5 million of indebtedness reflected on our consolidated balance sheet and our non-guarantor subsidiaries had approximately $86.1 million of indebtedness reflected on our consolidated balance sheet to which the notes will be structurally subordinated. Your right to payment under the notes will be effectively subordinated to the indebtedness and other obligations (including trade payables) of non-guarantor subsidiaries.

Covenants	The indenture imposes certain limitations on our ability and the ability of our restricted subsidiaries to:

• issue certain additional secured indebtedness; and

• engage in sale and lease-back transactions.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Notes.”

The indenture does not limit the amount of unsecured debt that we may issue or include a change of control provision.

Risk Factors	You should carefully consider the factors discussed in detail elsewhere in this prospectus supplement under the caption “Risk Factors.”

Use of Proceeds	We estimate that we will receive net proceeds from the offering, after adding the underwriters’ premium and deducting commissions and offering expenses, of approximately $198.9 million. We will use net proceeds from the offering to reduce amounts outstanding under our revolving homebuilding line of credit and for general corporate purposes. See “Use of Proceeds.”

Selected Financial and Other Data

      The income statement data and balance sheet data set forth below at December 31, 2002, 2001, 2000, 1999 and 1998 and for the years then ended have been derived from the Company’s audited consolidated financial statements. The income statement data and balance sheet data set forth below at September 30, 2003 and for the nine months ended September 30, 2003 and 2002 have been derived from the Company’s unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information. The operating results for the nine months ended September 30, 2003 are not necessarily indicative of results for the full fiscal year. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company’s Consolidated Financial Statements and the notes thereto incorporated herein by reference and other financial information in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2003, incorporated herein by reference.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)

	(dollars in thousands)

INCOME STATEMENT DATA:
Revenue	$2,057,990	$1,547,502	$2,318,524	$2,125,874	$1,751,545	$1,567,638	$1,263,209
Operating profit
Homebuilding	$267,923	$194,531	$295,604	$279,267	$227,319	$162,258	$86,764
Financial services	23,408	16,120	24,194	21,116	14,282	13,169	15,788
Net corporate expenses(1)	(43,883)	(30,245)	(45,754)	(44,996)	(38,400)	(26,974)	(18,700)
Loss on extinguishment of debt(2)	(9,315)	0	0	0	0	0	(24,900)

Income before income taxes	$238,133	$180,406	$274,044	$255,387	$203,201	$148,453	$58,952

Net income	$145,207	$110,231	$167,305	$155,715	$123,303	$89,392	$36,254
Ratio of earnings to fixed charges(3)	7.95x	10.85x	11.68x	10.86x	8.26x	7.50x	2.46x

(1)	Net corporate expenses represent (a) net realized gains and losses on corporate investments and marketable securities, (b) interest, dividend and other income, and (c) corporate general and administrative expense.

(2)	Loss on extinguishment of debt in 1998 has been reclassified from extraordinary to ordinary in accordance with the Company’s adoption of Statement of Financial Accounting Standards No. 145.

(3)	In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest incurred plus (a) amortization and expensing of debt expenses and (b) the interest component of rent expense. Earnings are computed by adding fixed charges (except interest capitalized) and amortization of previously capitalized interest during the period to pretax earnings from continuing operations. Interest expense relating to the Company’s financial services segment is incurred on the mortgage lending line of credit, which is collateralized by the mortgage loan inventories that give rise to interest income of the segment. In this regard, financial services interest expense is deducted from interest income of the segment and reported as “net interest income” and, as a result, is not included in interest expense in the computation of the ratio of earnings to fixed charges.

	September 30, 2003		December 31,

	Actual	As Adjusted(1)	2002	2001	2000	1999	1998

	(unaudited)

	(dollars in thousands)

BALANCE SHEET DATA:
Assets:
Housing completed or under construction	$776,951	$776,951	$578,475	$456,752	$443,512	$337,029	$294,104
Land and land under development	720,385	720,385	656,843	450,502	388,711	308,680	217,180
Total assets	1,829,680	1,930,150	1,595,180	1,190,956	1,061,598	877,008	714,013
Homebuilding and Corporate Debt:(2)
Homebuilding:
Line of credit	$100,000	$0	$0	$0	$90,000	$40,000	$21,871
Notes payable	2,479	2,479	0	0	0	0	866

8 3/8% senior notes(3)	$0	$0	$174,568	$174,503	$174,444	$174,389	$174,339
7% senior notes(4)	148,536	148,536	148,422	0	0	0	0
5 1/2% senior notes(4)	148,596	349,066	0	0	0	0	0

Total senior notes	$297,132	$497,602	$322,990	$174,503	$174,444	$174,389	$174,339

Stockholders’ Equity	$940,986	$940,986	$800,567	$653,831	$482,230	$389,023	$298,131
Ratio of Debt to Stockholders’ Equity(2)	.42x	.53x	.40x	.27x	.55x	.55x	.66x

(1)	As adjusted to reflect this offering of $200,000,000 aggregate principal amount of notes and the repayment of outstanding indebtedness under the homebuilding line. See “Use of Proceeds” and “Capitalization.”

(2)	Excludes mortgage lending debt from calculation.

(3)	Notes issued under 1998 Indenture (as defined under “Description of Notes”) (redeemed in May 2003).

(4)	Notes issued under 2002 Indenture (as defined under “Description of Notes”). The total aggregate principal amount of the 5 1/2% Senior Notes due 2013 is $350,000,000, of which $200,000,000 is being offered hereby.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(unaudited)

	(dollars in thousands)

OPERATING DATA:
Home sales revenues	$2,005,471	$1,510,224	$2,260,291	$2,076,807	$1,701,108	$1,526,519	$1,218,659
Orders for homes, net (units)	9,940	7,968	9,899	7,701	7,835	7,232	7,191
Homes closed (units)	7,837	5,906	8,900	8,174	7,484	7,221	6,293
Backlog
Units(1)	6,277	5,098	4,035	2,882	3,292	2,941	2,930
Estimated sales value(1)	$1,650,000	$1,350,000	$1,120,000	$760,000	$775,000	$600,000	$580,000
Average selling price per home closed	$255.9	$255.7	$254.0	$254.1	$227.3	$211.4	$193.7
Home gross margins(2)	23.7%	23.1%	23.0%	23.2%	22.3%	19.3%	16.9%
Home gross margins excluding interest	24.6%	24.0%	23.9%	24.4%	23.6%	21.2%	19.5%
Corporate and Homebuilding SG&A as a % of Home Sales Revenues	12.8%	12.6%	12.3%	12.1%	11.9%	10.8%	11.5%

(1)	At the end of each period.

(2)	We define “home gross margins” to mean home sales revenues less cost of goods sold (which primarily includes land and construction costs, capitalized interest, financing costs, and a reserve for warranty expense) as a percent of home sales revenues.

RISK FACTORS

      Before purchasing these notes, you should consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the information incorporated herein by reference, and, in particular, you should evaluate the risk factors set forth below.

An adverse change in economic conditions could reduce the demand for homes and, as a result, could reduce our earnings.

      Changes in national and regional economic conditions, as well as local economic conditions where we conduct our operations and where prospective purchasers of our homes live, can have a negative impact on our business. Adverse changes in employment levels, job growth, consumer confidence, housing demand, interest rates and population growth may reduce demand and depress prices for our homes. This, in turn, can reduce our earnings.

If land is not available at reasonable prices, our sales and earnings could decrease.

      Our operations depend on our ability to continue to obtain land for the development of our residential communities at reasonable prices. Changes in the general availability of land, competition for available land, availability of financing to acquire land, zoning, regulations that limit housing density and other market conditions may hurt our ability to obtain land for new residential communities. If the supply of land appropriate for development of our residential communities becomes more limited because of these factors, or for any other reason, the cost of land could increase and/or the number of homes that we build and sell could be reduced.

If the market value of our homes drops significantly, our profits could decrease.

      The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. If housing demand decreases below what we anticipated when we acquired our inventory, we may not be able to make profits similar to what we have made in the past, may experience less than anticipated profits and/or may not be able to recover our costs when we build and sell homes. In the face of adverse market conditions, we may have substantial inventory carrying costs or we may have to sell land or homes at a loss.

Interest rate increases or changes in federal lending programs could lower demand for our homes and adversely impact our mortgage lending operations.

      Our homebuilding and mortgage lending operations are dependent upon the availability and cost of mortgage financing. Nearly all of our customers finance the purchase of their homes, and a significant number of these customers arrange their financing through our mortgage lending subsidiary, HomeAmerican. Increases in home mortgage interest rates may reduce the demand for homes and home mortgages and, generally, will reduce home mortgage refinancing activity. We are unable to predict the extent to which recent or future changes in home mortgage interest rates will affect operating activities and results of operations.

      In addition, we believe that the availability of Federal National Mortgage Association (Fannie Mae)/ Federal Home Loan Mortgage Corporation (Freddie Mac)/ Federal Housing Administration and Veterans Administration mortgage financing is an important factor in our marketing strategy. Any changes, limitations or restrictions on the availability of these types of financing could reduce our home sales and mortgage lending volume.

Competition in the homebuilding industry could adversely affect our business.

      The real estate industry is fragmented and highly competitive. We compete with numerous homebuilders, including a number that are substantially larger and have greater financial resources. We also compete with subdivision developers and land development companies, some of which are themselves homebuilders or affiliates of homebuilders. Homebuilders compete for customers, desirable financing, land, building materials and subcontractor labor. Competition for home orders primarily is based upon price, style, financing provided to prospective purchasers, location of property, quality of homes built, customer service and general reputation in the community. We, through our mortgage lending subsidiary HomeAmerican, also compete with numerous banks, thrifts and other mortgage bankers, many of which are larger and have greater resources than we do.

Our business is subject to numerous environmental and other governmental regulations. These regulations could give rise to significant additional liabilities or expenditures, or restrictions on our business, any of which could adversely affect our business.

      Our operations are subject to continuing compliance requirements mandated by applicable federal, state and local statutes, ordinances, rules and regulations, including zoning and land use ordinances, building, plumbing and electrical codes, contractors’ licensing laws, state insurance laws, federal and state human resources laws and regulations and health and safety regulations and laws (including, but not limited to, those of the Occupational Safety & Health Administration). Various localities in which we operate have imposed (or may impose in the future) fees on developers to fund schools, road improvements and low and moderate income housing.

      From time to time, various municipalities in which we operate restrict or place moratoriums on the availability of utilities, including water and sewer taps. Additionally, certain jurisdictions in which we operate have proposed or enacted growth initiatives which may restrict the number of building permits available in any given year. Although we can give you no assurances as to future conditions or governmental actions, we believe that we have, or can obtain, water and sewer taps and building permits for our land inventory and land held for development.

      Our homebuilding operations also are affected by environmental laws and regulations pertaining to availability of water, municipal sewage treatment capacity, land use, hazardous waste disposal, naturally occurring radioactive materials, building materials, population density and preservation of endangered species, natural terrain and vegetation. Due to these considerations, we generally obtain an environmental site assessment for parcels of land that we acquire. The particular environmental laws and regulations that apply to any given homebuilding project vary greatly according to a particular site’s location, the site’s environmental conditions and the present and former uses. These environmental laws may result in project delays, cause us to incur substantial compliance and other costs and/or prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas.

Product liability litigation and warranty claims that arise in the ordinary course of business may be costly, which could adversely affect our business.

      As a homebuilder, we are subject to construction defect and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly. In addition, the costs of insuring against construction defect and product liability claims are high and the amount of coverage offered by insurance companies is currently limited. There can be no assurance that this coverage will not be further restricted and become more costly. If we are not able to obtain adequate insurance against these claims, we may experience losses that could hurt our business.

The level of our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the notes.

      We have, and after consummation of this offering will continue to have, significant debt service obligations. At September 30, 2003, after giving pro forma effect to this offering, we would have had total consolidated indebtedness of approximately $586.2 million, including approximately $86.1 million of obligations of our subsidiaries that are not guarantors to which the notes would be structurally subordinated. The degree to which we are leveraged could have important consequences to you, including:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited;

•	a portion of our cash flows from operations must be used to pay principal and interest on the notes and other indebtedness, which will reduce the funds available to us for other purposes;

•	our level of indebtedness could limit our flexibility in planning for, or reacting to, changes in our business; and

•	our indebtedness could make us more vulnerable in the event of a downturn in our business or in general economic conditions.

      Our ability to meet our debt service and other obligations will depend upon our future performance and we cannot assure you that we will be able to meet such obligations. We are engaged in businesses that are substantially affected by changes in economic cycles, and our revenues and earnings vary with the level of general economic activity in the markets in which we build homes, many of which are beyond our control. Our ability to meet our debt service obligations may also be affected by changes in prevailing interest rates, as borrowings under certain of our existing credit facilities bear interest at floating rates. See “Capitalization.”

      In the event that internally generated funds and amounts available under our existing credit facilities are not sufficient to fund our capital expenditures and our debt service obligations, including the notes, we would be required to raise additional funds through the sale of equity securities, the refinancing of all or part of our indebtedness or the sale of assets. These alternatives are dependent upon financial, business and other general economic factors affecting us, many of which are beyond our control, and we cannot assure you that any of the alternatives would be available to us. While we believe that cash flow generated by operations, along with borrowing availability under existing credit facilities, will provide adequate sources of long-term liquidity, a significant drop in operating cash flows resulting from economic conditions, competition or other uncertainties beyond our control could increase the need for refinancing, new capital or both.

The notes will be unsecured and effectively subordinated to our secured indebtedness and structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes.

      The notes will be our general senior unsecured obligations, ranking equal in right of payment with our existing and any future unsubordinated indebtedness. However, because they are unsecured, the notes will be effectively junior to any of our secured indebtedness as to claims against the assets securing such indebtedness. The notes will be effectively subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes, including HomeAmerican. In the event of bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. At September 30, 2003, our non-guarantor subsidiaries had approximately $86.1 million of indebtedness reflected on our consolidated balance sheet to which the notes would be structurally subordinated. The indenture governing the notes will permit our subsidiaries that are not guarantors to incur significant amounts of additional indebtedness, including secured indebtedness.

Our company structure may affect your investment and our ability to service our indebtedness.

      Substantially all of our operations are conducted through our homebuilding subsidiaries and HomeAmerican. As a result, we are dependent upon our subsidiaries’ results of operations and rely on dividends, advances and transfers of funds from our subsidiaries to generate the funds necessary to meet our ongoing debt service obligations, including payment of our obligations under the notes. Our subsidiaries’ ability to pay such dividends or make such advances and transfers will be subject to, among other things, applicable state law and contractual restrictions imposed by existing and future agreements and debt instruments that we or our subsidiaries have or may enter into.

The interests of certain control persons may be adverse to the holders of these notes.

      Larry A. Mizel, David D. Mandarich and other of our affiliates own, directly or indirectly, in the aggregate, approximately 30% of our outstanding common stock. Such persons may effectively be able to elect our entire board of directors and control our management, operations and affairs. Circumstances may occur in which the interest of the controlling shareholders could be in conflict with your interests. In addition, such persons may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in us, even though such transactions may involve risks to you.

Natural disasters could adversely affect our business.

      The climates and geology of many of the states in which we operate, including California, present increased risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, the homebuilding industry in general, and our business in particular, in such states may be adversely affected.

Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors.

      The notes will be guaranteed by certain of our existing and future domestic subsidiaries. The guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or one of a guarantor’s unpaid creditors. Under these laws, if a court were to find in a bankruptcy or reorganization case or lawsuit that, at the time any guarantor issued its guarantee of the notes:

•	it issued the guarantee to delay, hinder or defraud present or future creditors; or

•	it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee and

—	it was insolvent or rendered insolvent by reason of issuing the guarantee, and the application of the proceeds of the notes of the guarantee; or

—	it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

—	it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

—	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;

then the court could void the obligations under such guarantee, subordinate the guarantee to that of the guarantor’s other debt or take other action detrimental to you and the guarantees of the notes.

      The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot be sure as to the standard that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such case were to occur, the guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of M.D.C. Holdings, Inc., and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

We cannot assure you that an active trading market will exist for these notes.

      The notes are an additional issuance of our 5 1/2% Senior Notes due 2013. There is a limited public trading market for the notes. Our 5 1/2% Senior Notes due 2013 issued in May 2003 are listed on the New York Stock Exchange. We cannot assure you that an active trading market will exist for your notes, that you will be able to sell your notes, or that, even if you can sell your notes, you will be able to sell them at an acceptable price.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the offering, after adding the underwriters’ premium and deducting commissions and offering expenses, of approximately $198.9 million. We will use net proceeds from the offering to reduce amounts outstanding under our revolving homebuilding line of credit and for general corporate purposes.

      At September 30, 2003, there was $100.0 million of indebtedness under our homebuilding line of credit with a weighted average interest rate of 2.5% as of September 30, 2003. The homebuilding line of credit matures on July 29, 2006.

CAPITALIZATION

      The following table sets forth the cash and capitalization of the Company at September 30, 2003, on an historical basis, on an as adjusted basis to give effect to the sale by the Company of the notes offered hereby and the immediate application of the estimated proceeds therefrom as described under “Use of Proceeds.”

	September 30, 2003

	Actual	As Adjusted(1)

	(unaudited)
	(dollars in thousands)
Cash on hand	$21,751	$120,622
Debt:
Corporate and homebuilding
Line of credit	$100,000	$0
7% Senior Notes due 2012	148,536	148,536
5 1/2% Senior Notes due 2013(2)	148,596	349,066
Notes payable	2,479	2,479

Total corporate and homebuilding debt	399,611	500,081
Financial services line of credit	86,132	86,132

Total debt	$485,743	$586,213

Stockholders’ Equity:
Preferred stock, $.01 par value; 25,000,000 shares authorized; no shares issued	$0	$0
Common stock, $.01 par value; 100,000,000 shares authorized; 32,377,000 shares issued	324	324
Additional paid-in capital	471,781	471,781
Retained earnings	520,756	520,756
Unearned restricted stock	(1,175)	(1,175)
Accumulated other comprehensive income	217	217

	991,903	991,903
Less treasury stock at cost, 3,120,000 shares	(50,917)	(50,917)

Total stockholders’ equity	$940,986	$940,986

Total capitalization	$1,426,729	$1,527,199

(1)	As adjusted to reflect this offering of $200,000,000 aggregate principal amount of notes and the repayment of outstanding indebtedness under the homebuilding line.

(2)	The total aggregate principal amount of the 5 1/2% Senior Notes due 2013 is $350,000,000, of which $200,000,000 is being offered hereby.

BUSINESS

      Our business consists of two segments, homebuilding and financial services. In our homebuilding segment, our homebuilding subsidiaries build and sell single-family homes in metropolitan Denver, Colorado Springs and Northern Colorado; Salt Lake City, Utah; Northern Virginia and suburban Maryland; Northern and Southern California; Phoenix and Tucson, Arizona; Las Vegas, Nevada; Dallas/ Fort Worth, Houston and San Antonio, Texas; Philadelphia, Pennsylvania; Jacksonville and Tampa, Florida; and Chicago, Illinois. In the financial services segment, our wholly owned subsidiary HomeAmerican also provides mortgage financing primarily for our home buyers.

      Our strategy is to build homes generally for the first-time and first-time move-up buyer, the largest group of prospective home buyers. The base prices for these homes generally range from $90,000 to $500,000, although we also build homes with base prices as high as $1.6 million. The average selling price of our homes closed in the first nine months of 2003 was $255,900 and in 2002, 2001 and 2000 was $254,000, $254,100 and $227,300, respectively.

      When opening a new homebuilding project, we generally acquire no more than a two-year supply of lots to avoid overexposure to any single sub-market. We prefer to acquire finished lots using rolling options or in phases for cash. We also acquire entitled land for development into finished lots when we determine that the risk is justified. Our Asset Management Committee, composed of members of corporate senior management, generally meets weekly to review all proposed land acquisitions and takedowns of lots under option.

      Homes are designed and built to meet local customer preferences. We are a general contractor for all of our projects and retain subcontractors for site development and home construction. We generally build single-family detached homes, except in Virginia and Maryland, where we also build townhomes.

      HomeAmerican is a full service mortgage lender with offices in most of our markets. Because it originates or brokers mortgage loans for approximately 80% of our home buyers, HomeAmerican is an integral part of our homebuilding business.

Homebuilding Segment

      General. We are one of the largest homebuilders in the United States. We are a major regional homebuilder with a significant presence in a number of selected growth markets. We are the largest homebuilder in Colorado; among the top five homebuilders in Northern Virginia, suburban Maryland, Phoenix, Tucson and Las Vegas; and among the top ten homebuilders in Northern California, Southern California and Salt Lake City. We also have a growing presence in Dallas/ Fort Worth and have recently entered the Houston, San Antonio, Philadelphia/ Delaware Valley, West Florida, Jacksonville and Chicago markets. We believe a significant presence in our markets enables us to compete effectively for home buyers, land acquisitions and subcontractor labor.

      We design, build and sell quality single-family homes at affordable prices, generally for the first-time and first-time move-up buyer. Approximately 80% of our homes closed in the first nine months of 2003 and in all of 2002 were in subdivisions targeted to first-time and first-time move-up buyers.

      Our operations are diversified geographically, as shown in the following table of home sales revenues by state for the first nine months of 2003 and 2002 and the years 2000 through 2002.

			Percent of Total
			Nine Months
	Home Sales Revenues Nine		Ended
	Months Ended September 30,		September 30,		Home Sales Revenues			Percent of Total

	2003	2002	2003	2002	2002	2001	2000	2002	2001	2000

	(unaudited)				(dollars in thousands)

	(dollars in thousands)
Colorado	$502,904	$525,806	25%	35%	$731,211	$716,313	$659,549	32%	35%	39%
California	551,440	423,780	28%	28%	645,700	611,899	443,332	29%	30%	26%
Arizona	382,939	234,032	19%	16%	370,367	346,582	228,550	16%	17%	13%
Nevada	250,601	132,407	13%	9%	227,319	133,548	111,108	10%	6%	7%
Virginia	185,815	119,177	9%	8%	183,668	196,656	183,900	8%	9%	11%
Maryland	80,892	64,986	4%	4%	84,913	71,809	74,669	4%	3%	4%
Utah	33,564	10,036	2%	*	16,936	—	—	1%	—	—
Texas	15,123	—	*	—	177	—	—	*	—	—
Florida	2,193	—	*	—	—	—	—	—	—	—

Total	$2,005,471	$1,510,224	100%	100%	$2,260,291	$2,076,807	$1,701,108	100%	100%	100%

* Less than 1%.

      Housing. We build homes in a number of basic series, each designed to appeal to a different segment of the home buyer market. Within each series we build several models, each with a different floor plan, elevation and standard and optional features. Differences in sales prices of similar models in any series depend primarily upon location, optional features and design specifications. The series of homes offered at a particular location are based on customer preference, lot size, the area’s demographics and, in certain cases, the requirements of major land sellers and local municipalities.

      Design centers are located in most of our homebuilding divisions. Home buyers are able to customize certain features of their homes by selecting options and upgrades on display at the design centers. Home buyers can select finishes and upgrades soon after they decide to purchase a Richmond American home. The design centers not only provide our customers with a convenient way to select upgrades and options for their new homes, but also provide us with an additional source of revenue and profit.

      We maintain limited levels of inventories of unsold homes in each of our markets. Unsold homes in various stages of completion allow us to meet the immediate and near-term demands of prospective home buyers. In order to mitigate the risk of carrying excess inventory, we have strict controls and limits on the number of our unsold homes under construction.

      Land Acquisition and Development. We purchase finished lots using option contracts and in phases or in bulk for cash. We also acquire entitled land for development into finished lots when we determine that the risk is justified. In making land purchases, we consider a number of factors, including projected rates of return, sales prices of the homes to be built on the lots, population and employment growth patterns, proximity to developed areas, estimated costs of development and demographic trends. Generally, we acquire finished lots and land for development only in areas that will have, among other things, available building permits, utilities and suitable zoning. We attempt to maintain a supply of finished lots sufficient to enable us to start homes promptly after a contract for a home sale is executed. This approach is intended to minimize our investment in inventories and reduce the risk of shortages of labor and building materials. Increases in the cost of finished lots may reduce home gross margins in the future to the extent that market conditions would not allow us to recover the higher cost of land through higher sales prices.

      We have the right to acquire a portion of the land we will require in the future utilizing option contracts, in some cases on a “rolling” basis. Generally, in an option contract, we obtain the right to purchase lots in consideration for an option deposit. In the event we elect not to purchase the lots within a specified period of time, we forfeit the option deposit. Our option contracts do not contain provisions requiring specific performance by us. This practice limits our risk and avoids a greater demand on our liquidity. At September 30, 2003, we had the right to acquire 6,663 lots under option agreements with approximately $12.2 million in non-refundable cash option deposits and $6.3 million in letters of credit at risk. Because of increased demand for finished lots in certain of our markets, our ability to acquire lots using rolling options has been reduced or has become significantly more expensive.

      We own various undeveloped parcels of real estate that we intend to develop into finished lots. We develop our land in phases (generally fewer than 100 lots at a time for each home series in a subdivision) in order to limit our risk in a particular project and to efficiently employ available liquidity. Building permits and utilities are available and zoning is suitable for our current intended use for substantially all of our undeveloped land. When developed, these lots generally will be used in our homebuilding activities.

      The table below shows the carrying value of land and land under development, by state, as of September 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000.

	September 30,		December 31,

	2003	2002	2002	2001	2000

	(in thousands)

Colorado	$106,354	$144,332	$140,930	$165,228	$126,524
Utah	19,609	12,866	12,984	—	—
California	228,557	116,855	154,980	110,010	149,088
Arizona	83,142	98,547	92,639	70,602	50,937
Nevada	127,491	105,046	114,142	44,103	26,546
Virginia	91,359	102,632	113,717	49,929	29,596
Maryland	52,185	22,141	21,892	10,630	6,020
Texas	7,895	2,298	—	—	—
Florida	3,793	—	5,559	—	—

Total	$720,385	$604,717	$656,843	$450,502	$388,711

      The table below shows the number of lots owned and under option (excluding lots in work-in-process), by state, as of September 30, 2003 and 2002 (unaudited) and December 31, 2002, 2001 and 2000.

	September 30,		December 31,

	2003	2002	2002	2001	2000

Lots Owned
Colorado	3,647	5,103	4,733	5,777	5,905
Utah	844	668	730	—	—
California	2,664	1,966	2,473	1,632	1,589
Arizona	2,854	3,624	3,356	3,099	2,298
Nevada	3,899	3,281	3,254	1,380	680
Virginia	1,483	2,029	2,018	1,511	1,052
Maryland	543	230	228	125	109
Texas	200	74	170	—	—
Florida	149	—	—	—	—

Total	16,283	16,975	16,962	13,524	11,633

	September 30,		December 31,

	2003	2002	2002	2001	2000

Lots Under Option
Colorado	1,053	931	1,027	1,163	3,498
Utah	370	247	131	—	—
California	434	949	983	1,374	1,030
Arizona	540	519	584	1,558	1,720
Nevada	71	1,032	1,137	517	39
Virginia	1,437	1,072	1,239	911	1,344
Maryland	970	1,049	1,223	536	500
Texas	1,372	489	671	—	—
Florida	416	—	—	—	—

Total	6,663	6,288	6,995	6,059	8,131

      Labor and Raw Materials. Generally, the materials we use in our homebuilding operations are standard items carried by major suppliers. We generally contract for most of our materials and labor at a fixed price during the anticipated construction period of our homes. This allows us to mitigate the risks associated with increases in building materials and labor costs between the time construction begins on a home and the time it is closed. Increases in the costs of building materials, particularly lumber, and subcontracted labor may reduce home gross margins to the extent that market conditions prevent the recovery of increased costs through higher sales prices. From time to time and to varying degrees, we may experience shortages in the availability of building materials and/or labor in each of our markets, which can result in delays in the delivery of homes under construction. These shortages and delays may result in delays in the delivery of homes under construction, reduced home gross margins or both.

      Seasonal Nature of Business. Our business is seasonal to the extent that our Colorado, Utah, Northern California, Virginia and Maryland operations encounter weather-related slowdowns. Delays in development and construction activities resulting from adverse weather conditions increase our risk of buyer cancellations and contribute to higher costs for interest, materials and labor. In addition, home buyer preferences and demographics influence the seasonal nature of our business.

      Backlog. As of September 30, 2003 and 2002, homes under contract, but not yet delivered, totaled 6,277 and 5,098, respectively, with estimated sales values of $1.65 billion and $1.35 billion, respectively. Based on our past experience, assuming no significant change in market conditions or mortgage interest rates, we expect approximately 70-75% of our September 30, 2003 backlog will close under existing sales contracts during the nine months ending June 30, 2004. The remainder of the homes in backlog are not expected to close under existing contracts due to cancellations.

      Marketing and Sales. Our homes are sold under various commission arrangements by our own sales personnel and by cooperating brokers and referrals in the realtor community. In marketing homes, we primarily use on-site model homes, advertisements in local newspapers, radio, billboards and other signage, magazines and illustrated brochures. We also market our homes on our internet website, www.richmondamerican.com, and utilize a variety of other internet sites to advertise our homes and communities. All of our homes are sold with a ten-year limited warranty issued by an unaffiliated warranty company.

      Title Operations. American Home Title provides title agency services to our home buyers in Virginia, Maryland and Colorado. We are evaluating opportunities to provide title agency services in our other markets.

      Competition. The homebuilding industry is fragmented and highly competitive. We compete with numerous homebuilders, including a number that are larger and have greater financial resources. Homebuilders compete for customers, desirable financing, land, building materials and subcontractor labor. Competition for home orders primarily is based upon price, style, financing provided to prospective purchasers, location of property, quality of homes built, customer service and general reputation in the community. We also compete with subdivision developers and land development companies when acquiring land.

      Mortgage Interest Rates. Our operations are dependent upon the availability and cost of mortgage financing. Increases in home mortgage interest rates may reduce the demand for homes and home mortgages and, generally, will reduce home mortgage financing activity. We are unable to predict future changes in home mortgage interest rates or the impact such changes may have on our operating activities and results of operations.

      Regulation. Our operations are subject to continuing compliance requirements mandated by applicable federal, state and local statutes, ordinances, rules and regulations, including zoning and land use ordinances, building, plumbing and electrical codes, contractors’ licensing laws, state insurance laws, federal and state human resources laws and regulations and health and safety regulations and laws (including, but not limited to, those of the Occupational Safety and Health Administration). Various localities in which we operate have imposed (or may impose in the future) fees on developers to fund schools, road improvements and low and moderate income housing.

      From time to time, various municipalities in which we operate restrict or place moratoriums on the availability of utilities, including water and sewer taps. Additionally, certain jurisdictions in which we operate have proposed or enacted growth initiatives that may restrict the number of building permits available in any given year. Although no assurances can be given as to future conditions or governmental actions, we believe that we have, or can obtain, water and sewer taps and building permits for our land inventory and land held for development.

      Our homebuilding operations also are affected by environmental laws and regulations pertaining to availability of water, municipal sewage treatment capacity, land use, hazardous waste disposal, naturally occurring radioactive materials, building materials, population density and preservation of endangered species, natural terrain and vegetation. Due to these considerations, we generally obtain an environmental site assessment for parcels of land that we acquire. The particular environmental laws and regulations that apply to any given homebuilding project vary greatly according to the site’s location, the site’s environmental conditions and the present and former uses of the site. These environmental laws and regulations may result in project delays, cause us to incur substantial compliance and other costs and/or prohibit or severely restrict homebuilding activity in certain environmentally sensitive regions or areas.

Financial Services Segment

Mortgage Lending Operations

      General. HomeAmerican is a full-service mortgage lender. Through office locations in most of our markets, HomeAmerican originates mortgage loans primarily for our home buyers. HomeAmerican also brokers mortgage loans for origination by outside lending institutions for our home buyers. HomeAmerican is the principal originator of mortgage loans for our home buyers.

      HomeAmerican is authorized to originate Federal Housing Administration-insured, or FHA, Veterans Administration-guaranteed, or VA, Federal National Mortgage Association, or FNMA, Federal Home Loan Mortgage Corporation, or FHLMC, and conventional mortgage loans. HomeAmerican is also an authorized loan servicer for FNMA, FHLMC and the Government National Mortgage Association and, as such, is subject to the rules and regulations of such organizations.

      Substantially all of the mortgage loans originated by HomeAmerican are sold to investors within 40 days of origination. We use HomeAmerican’s secured warehouse line of credit, other borrowings and internally generated funds to finance these mortgage loans until they are sold.

      Portfolio of Mortgage Loan Servicing. Mortgage loan servicing involves the collection of principal, interest, taxes and insurance premiums from the borrower and the remittance of such funds to the mortgage loan investor, local taxing authorities and insurance companies. The servicer is paid a fee to perform these services. HomeAmerican obtains the servicing rights related to the mortgage loans it originates. Certain mortgage loans are sold “servicing released” (the servicing rights are included with the sale of the corresponding mortgage loans). Through September 30, 2003, 31.6% of the mortgage loans were sold “servicing released.” The servicing rights on the remainder of the mortgage loans generally are sold under minibulk contracts within two months of the sale of the mortgage loan. HomeAmerican intends to sell servicing on all mortgage loans originated in the future.

      HomeAmerican’s portfolio of mortgage loan servicing at September 30, 2003 consisted of servicing rights with respect to approximately 2,970 single-family loans, substantially all of which were less than one year old. This includes 2,046 single-family loans for which the servicing rights had been sold but not transferred to the purchasers as of September 30, 2003. We anticipate transferring these servicing rights in the fourth quarter of 2003 and the first quarter of 2004. These loans are secured by mortgages on properties in ten states, with interest rates on the loans ranging from approximately 3.125% to 11.375% and averaging 5.6%. The underlying value of a servicing portfolio generally is determined based on the interest rates and the annual servicing fee rates (currently 0.44% for FHA/VA loans and 0.25% for conventional loans) applicable to the loans comprising the portfolio.

      Pipeline. HomeAmerican’s mortgage loans in process that had not closed, or pipeline, at September 30, 2003 had aggregate principal balances of approximately $1.2 billion. An estimated 70-75% of the pipeline at September 30, 2003 is anticipated to close during the nine months ending June 30, 2004. If mortgage interest rates decline, a smaller percentage of these loans would be expected to close.

      Forward Sales Commitments. HomeAmerican’s operations are affected by changes in mortgage interest rates. HomeAmerican utilizes forward mortgage securities commitments to manage the price risk related to fluctuations in interest rates on its fixed rate mortgage loans owned and rate-locked mortgage loans in the pipeline.

      Competition. The mortgage industry is fragmented and highly competitive. In each of the locations in which it originates loans, HomeAmerican competes with numerous banks, thrifts and other mortgage bankers, many of which are larger and have greater financial resources. Competitive factors include pricing, loan terms, underwriting criteria and customer service.

Employees

      At September 30, 2003, we employed approximately 2,600 persons. We consider our employee relations to be satisfactory.

Legal Proceedings

      The Company and certain of its subsidiaries have been named as defendants in various claims, complaints and other legal actions arising in the normal course of business, including moisture intrusion and related mold claims.

      The Company previously purchased 63 lots within the former Lowry Air Force Base, in an area known as the Northwest Neighborhood, in Denver, Colorado. The Company constructed homes on 46 of these lots, which have been sold. Asbestos, believed to have resulted from historic activities of the United States Air Force, has been discovered in this area. In August 2003 the Colorado Department of Public Health and Environment issued a Final Response Plan imposing requirements to remediate the asbestos. To date, the Company has expended approximately $1.9 million in sampling and remediation costs. The Company currently projects the total costs of these efforts to be approximately $3.7 million. The Company has notified the Air Force and United States Department of Defense of their responsibility to reimburse the Company for all costs associated with the asbestos. Those agencies currently dispute their responsibility to reimburse the Company and the other land owners. The Company is evaluating available legal remedies to recover costs associated with the asbestos.

DESCRIPTION OF NOTES

      The following description of the particular terms of the Notes offered by this prospectus supplement augments, and to the extent inconsistent replaces, the description of the terms and provisions of the debt securities under “Description of Debt Securities” in the accompanying prospectus.

General

      The Notes will be issued under an indenture dated as of December 3, 2002 (the “2002 Indenture”), as supplemented by the Supplemental Indenture dated as of May 19, 2003 (as supplemented and together with the 2002 Indenture, the “Indenture”), among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”). The Notes offered hereby constitute an additional issuance of, and form a single series with, the $150,000,000 aggregate principal amount of 5 1/2% Senior Notes due 2013 that we issued on May 19, 2003. After the issuance of the Notes offered hereby, the total aggregate principal amount of all of our 5 1/2% Senior Notes due 2013 will be $350,000,000.

      We have summarized selected provisions of the Indenture below. The following summary of certain provisions of the Indenture is not necessarily complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein, and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the “TIA”). Copies of the Indenture are available to prospective purchasers of the Notes upon request made to us at the address under “Where You Can Find More Information.” You should read the Indenture for provisions that may be important to you. For purposes of this “Description of Notes,” references to “we”, “our”, “us” or the “Company” mean M.D.C. Holdings, Inc. and do not include any of its subsidiaries. Definitions of certain terms are set forth under “Certain Definitions” and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture.

      We may issue an unlimited amount of additional notes in the future as part of the same series or as an additional series. Any additional notes that we issue in the future will be identical in all respects to the notes that we are issuing now, except that any additional notes issued in the future may have different issuance prices and will have different issuance dates.

Principal, Maturity and Interest

      The Indenture does not limit the amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in one or more series. The Notes will constitute a separate series of debt securities under the Indenture and will therefore vote together as a single class for purposes of determining whether holders of the requisite percentage in principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture.

      The Notes will mature on May 15, 2013. In this offering, $200,000,000 aggregate principal amount of Notes will be issued, but we may issue additional Notes at any time on the same terms and conditions and with the same or different CUSIP number as the Notes we offer by this prospectus supplement. Interest on the Notes will accrue from November 15, 2003, at a rate of 5 1/2% per annum, will be computed on the basis of a 360-day year of twelve 30-day months and will be payable semiannually in arrears on each May 15 and November 15 (each an “Interest Payment Date”), commencing on May 15, 2004. We will pay interest to the persons in whose names the Notes are registered at the close of business on May 1 or November 1, as the case may be, before any Interest Payment Date.

      The Notes will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with our existing and future unsecured and unsubordinated indebtedness.

      We conduct our operations through our subsidiaries and, therefore, we are primarily dependent on the earnings and cash flows of our subsidiaries to meet our debt service obligations.

      Any right that we have or that our creditors have to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary’s creditors, including trade creditors. Accordingly, the Notes will also be effectively subordinated to the creditors of our subsidiaries. The Notes will, however, have the benefit of the Guarantees from the Guarantors, which consist of certain of our homebuilding subsidiaries. The Guarantees from the Guarantors, however, are unsecured and, accordingly, will be effectively subordinated to the secured debt of the Guarantors. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments, other than as expressly provided in the Guarantees. The payment of dividends or the making of loans and advances to us by our subsidiaries are subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

      We expect that payments of principal, premium, if any, and interest to owners of beneficial interests in Notes held in global form will be made in accordance with the procedures of The Depository Trust Company (“DTC”) and its participants in effect from time to time. DTC will act as the Depositary for the global Notes.

      The Notes will not be entitled to the benefit of any sinking fund or mandatory redemption provisions.

      The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

      The principal of, premium, if any, and interest on the Notes will be payable, and, subject to the restrictions on transfer described herein, the Notes may be surrendered for registration of transfer or exchange, at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York; provided that payments of interest may be made at our option by check mailed to the address of the persons entitled thereto or by wire transfer to an account maintained by the payee with a bank located in the United States. The office or agency initially maintained by us for the foregoing purposes shall be the office of the Trustee. No service charge will be made for any registration of transfer or exchange of the Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection herewith.

      If any Interest Payment Date or maturity date of the Notes is not a business day at any place of payment, then payment of principal, premium, if any, and interest need not be made at such place of payment on that date but may be made on the next succeeding business day at that place of payment, and no interest will accrue on the amount payable for the period from and after such Interest Payment Date or maturity date, as the case may be.

      The Indenture does not limit the amount of indebtedness that we or our subsidiaries may issue. The Indenture does not contain covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

      We expect that interests in the global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in these interests will therefore be required by DTC to settle in immediately available funds.

Guarantees

      Payment of principal of, premium, if any, and interest on the Notes will be guaranteed fully unconditionally, jointly and severally, by certain of our homebuilding subsidiaries. Each Guarantee will be an unsecured senior obligation of the Guarantor issuing such Guarantee, ranking equal in right of payment with all of such Guarantor’s existing and future unsecured and unsubordinated indebtedness.

      The Indenture provides that, in the event any Guarantee would constitute or result in a violation of any applicable fraudulent conveyance or similar law of any relevant jurisdiction, the liability of the Guarantor under such Guarantee shall be reduced to the maximum amount, after giving effect to all other contingent and other liabilities of such Guarantor, permissible under the applicable fraudulent conveyance or similar law.

      The Indenture provides that any subsidiary of the Company that provides a guarantee of the Specified Indebtedness (as defined below), other than Finance Subsidiaries, will guarantee the Notes. The Indenture provides that any Guarantor may be released from its Guarantee so long as (1) no default or Event of Default exists or would result from release of such Guarantee, (2) the Guarantor being released has Consolidated Net Worth of less than 5% of the Company Consolidated Net Worth as of the end of the most recent fiscal quarter, (3) the Guarantors released from their Guarantees in any year-end period comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit us to cure a default) of the Company’s Consolidated Net Worth as of the end of the most recent fiscal quarter, (4) such release would not have a material adverse effect on the homebuilding business of the Company and its subsidiaries and (5) the Guarantor is released from its guarantee(s) under the Specified Indebtedness. If there are no guarantors under the Specified Indebtedness, Guarantors under the Indenture will be released from their Guarantees.

Optional Redemption

      We may, at our option, redeem the Notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to the greater of the following amounts:

•	100% of their principal amount, and

•	the present value of the Remaining Scheduled Payments on the Notes being redeemed on the redemption date, discounted to the redemption date, on a semiannual basis, at the Treasury Rate plus 30 basis points (0.30%), plus, in each case, accrued and unpaid interest on the Notes to the redemption date. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Notes (or such portions thereof) called for redemption and the Notes will cease to be outstanding.

      On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on that date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by lot by DTC, in the case of Notes represented by a global security.

Certain Covenants

      Restrictions on Secured Debt. The Indenture provides that the Company will not, and will not cause or permit a Restricted Subsidiary (other than any Finance Subsidiary) to, create, incur, assume or guarantee any Secured Debt unless the Notes will be secured equally and ratably with (or prior to) such Secured Debt, with certain exceptions. This restriction does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by:

(1) Security Interests in model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat or thereon;

(2) Security Interests in property at the time of its acquisition by the Company or a Restricted Subsidiary, including Capitalized Lease Obligations, which Security Interests secure obligations assumed by the Company or a Restricted Subsidiary, or in the property of a corporation or other entity at the time it is merged into or consolidated with the Company or a Restricted Subsidiary (other than Secured Debt created in contemplation of the acquisition of such property or the consummation of such a merger or where the Security Interest attaches to or affects the property of the Company or a Restricted Subsidiary prior to such transaction);

(3) Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by the Company or a Restricted Subsidiary;

(4) Security Interests incurred in connection with pollution control, industrial revenue, water, sewage or any similar item; and

(5) Security Interests securing Indebtedness of a Restricted Subsidiary owing to the Company or a Restricted Subsidiary that is wholly owned (directly or indirectly) by the Company or Security Interests securing the Company’s Indebtedness owing to a Guarantor.

      Additionally, such permitted Secured Debt includes any amendment, restatement, supplement, renewal, replacement, extension or refunding, in whole or in part, of Secured Debt permitted at the time of the original incurrence thereof.

      In addition, the Company and the Guarantors may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the Notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (5) above and any Secured Debt in relation to which the Notes have been equally and ratably secured) and (2) all Attributable Debt (as defined below) in respect of Sale and Lease-back Transactions (excluding Attributable Debt in respect of Sale and Lease-back Transactions as to which the provisions of clauses (1) through (3) described under “Limitation on Sale and Lease-back Transactions” have been complied with) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets (as defined below).

      The provisions described above with respect to limitations on Secured Debt are not applicable to Non-Recourse Indebtedness (as defined below) by virtue of the definition of Secured Debt, and will not restrict the Company’s or the Guarantors’ ability to create, incur, assume or guarantee any unsecured Indebtedness, or of any Subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

      Limitation on Sale and Leaseback Transactions. The Indenture provides that we will not, and will not cause or permit a Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless:

•	the net proceeds received therefrom are equal to or exceed the fair value of such property so leased, as determined by the Board of Directors, chairman of the board, vice chairman, president or principal financial officer of the Company,

•	we or any of our Restricted Subsidiaries would be entitled to incur Secured Debt as described in “Restrictions on Secured Debt” above,

•	we, or a Restricted Subsidiary, within 180 days of the effective date of any Sale and Leaseback Transaction, apply an amount equal to the fair value of the property so leased to the retirement of our Funded Indebtedness,

•	the Sale and Leaseback Transaction relates to a sale which occurs within 180 days from the date of acquisition of that property by us or any of our Restricted Subsidiaries or the date of the completion of construction or commencement of full operations on that property, whichever is later, or

•	the Sale and Leaseback Transaction was consummated prior to the date of the Indenture.

      Additional Guarantees. The Indenture provides that the Company shall not permit any Subsidiary that is not a Guarantor, directly or indirectly, to guarantee any obligations of the Company under the Specified Indebtedness unless such Subsidiary simultaneously executes and delivers to the Trustee a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which such Subsidiary guarantees, jointly and severally with all other Guarantors, on the same basis as the Specified Indebtedness is guaranteed, the Company’s obligations under the Indenture and the Notes. The Company shall deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and, subject to customary exceptions, constitutes a valid and legally binding and enforceable obligation of such Subsidiary.

      SEC Reports. The Indenture provides that we will deliver to the Trustee and each Holder, within 15 days after we file the same with the SEC, copies of all reports and information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe), if any, exclusive of exhibits, which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act or pursuant to the immediately following sentence. So long as any Notes remain outstanding, we shall file with the SEC such reports as may be required pursuant to Section 13 of the Exchange Act in respect of a security registered pursuant to Section 12 of the Exchange Act. If we are not subject to the requirements of Section 13 or 15(d) of the Exchange Act (or otherwise required to file reports pursuant to the immediately preceding sentence), we shall deliver to the Trustee and to each Holder, within 15 days after it would have been required to file such information with the SEC were it required to do so, financial statements, including any notes thereto (and, in the case of a fiscal year end, an auditors’ report by an independent certified public accounting firm of established national reputation), and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” substantially equivalent to that which we would have been required to include in such quarterly or annual reports, information, documents or other reports if we had been subject to the requirements of Section 13 or 15(d) of the Exchange Act. We shall also comply with the other provisions of TIA Section 314(a).

Consolidation, Merger and Sale of Assets

      Neither the Company nor the Guarantors will consolidate or merge into or sell, assign, transfer or lease all or substantially all of our or their assets to another person unless:

(1) the person is a corporation organized under the laws of the United States of America or any state thereof;

(2) the person assumes by supplemental indenture all of the obligations of us or such Guarantor, as the case may be, relating to the Notes, the Guarantees and the Indenture, as the case may be; and

(3) immediately after the transaction no Event of Default exists; provided that this clause (3) will not restrict or be applicable to a merger, consolidation or liquidation of a Guarantor with or into the Company or another Subsidiary that is wholly owned, directly or indirectly, by the Company that is, or concurrently with the completion of such merger, consolidation or liquidation becomes, a Guarantor or a Restricted Subsidiary that is wholly owned, directly or indirectly, by the Company.

      Upon any such consolidation, merger, sale, assignment or transfer, the successor corporation will be substituted for the Company or such Guarantor (including any merger or consolidation described in the proviso at the end of the immediately preceding sentence), as applicable, under the Indenture. The successor corporation may then exercise every power and right of the Company or such Guarantor under the Indenture, and the Company or such Guarantor, as applicable, will be released from all of its respective liabilities and obligations in respect of the Notes and the Indenture. If the Company or any Guarantor leases all or substantially all of its assets, the lessee corporation will be the successor to the Company or such Guarantor and may exercise every power and right of the Company or such Guarantor, as the case may be, under the Indenture, but the Company or such Guarantor, as the case may be, will not be released from its respective obligations to pay the principal of and premium, if any, and interest, if any, on the Notes.

Events of Default

      An “Event of Default” with respect to the Notes is defined in the Indenture as being:

(1) default in the payment of interest on the Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days;

(2) default in the payment of all or any part of the principal or premium, if any, on the Notes when and as the same become due and payable at maturity, at redemption, by declaration of acceleration or otherwise;

(3) default in the observance or performance of, or breach of, any covenant, agreement or warranty of the Company contained in the Notes, the Indenture or a Supplemental Indenture (unless specifically dealt with elsewhere), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of the outstanding Notes, a written notice specifying such default or breach, requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

(4) a decree, judgment or order by a court of competent jurisdiction shall have been entered adjudging the Company or any of its Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition in an involuntary case or proceeding seeking reorganization of the Company or any of its Significant Subsidiaries under any bankruptcy or similar law, or a decree, judgment or order of a court of competent jurisdiction directing the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of the Company, any of its Significant Subsidiaries, or of the assets or property of any such Person, or the winding up or liquidation of the affairs of any such Person, shall have been entered, and the continuance of any such decree, judgment or order unstayed and in effect for a period of 90 consecutive days;

(5) the Company or any of its Significant Subsidiaries shall institute proceedings to be adjudicated a voluntary bankrupt (including conversion of an involuntary proceeding into a voluntary proceeding), or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent to the filing of any such petition, or shall consent to the appointment of a custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall, within the meaning of any Bankruptcy Law, become insolvent, or fail generally to pay its debts as they become due;

(6) (a) the acceleration of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its Significant Subsidiaries (in accordance with the terms of such Indebtedness and after giving effect to any applicable grace period set forth in the documents governing such Indebtedness) that has an outstanding principal amount of $25,000,000 or more individually or $40,000,000 or more in the aggregate to be immediately due and payable; provided that, in the event any such acceleration is withdrawn or otherwise rescinded (including satisfaction of such Indebtedness) within a period of ten business days after such acceleration by the holders of such Indebtedness, any Event of Default under this clause (6) will be deemed to be cured and any acceleration hereunder will be deemed withdrawn or rescinded; or (b) the failure by the Company or any of its Significant Subsidiaries to make any principal, premium, interest or other required payment in respect of Indebtedness (other than Non-Recourse Indebtedness) of the Company or any of its Significant Subsidiaries with an outstanding aggregate principal amount of $25,000,000 or more individually or $40,000,000 or more in the aggregate (after giving effect to any applicable grace period set forth in the documents governing such Indebtedness);

(7) one or more final nonappealable judgments (in the amount not covered by insurance or not reserved for) or the issuance of any warrant of attachment against any portion of the property or assets (except with respect to Non-Recourse Indebtedness) of the Company or any of its Restricted Subsidiaries, which are $25,000,000 or more individually or $40,000,000 or more in the aggregate, at any one time rendered against the Company or any of its Restricted Subsidiaries by a court of competent jurisdiction and not bonded, satisfied or discharged for a period (during which execution shall not be effectively stayed) of (a) 60 days after the judgment becomes final and such court shall not have ordered or approved, and the parties shall not have agreed upon, the payment of such judgment at a later date or dates or (b) 60 days after all or any part of such judgment is payable pursuant to any court order or agreement between the parties; or

(8) the Guarantee of any Guarantor shall fail to remain in full force and effect except in accordance with the Indenture or any action shall be taken by any Guarantor to discontinue or to assert the invalidity or unenforceability of its Guarantee, or any Guarantor shall fail to comply with any of the terms or provisions of its Guarantee, or any Guarantor denies that it has any further liability under its Guarantee or gives notice to such effect.

      The Indenture provides that if an Event of Default (other than an Event of Default described in clause (4) or (5) above) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of debt securities issued under the Indenture then outstanding may declare the principal amount of all the debt securities and interest, if any, accrued thereon to be due and payable immediately, but upon certain conditions such declaration may be annulled and past defaults (except, unless cured, a default in payment of principal of or interest on debt securities of that series) may be waived by the holders of a majority in principal amount of the debt securities of that series then outstanding. If an Event of Default described in clause (4) or (5) above occurs and is continuing, then the principal amount of all the debt securities shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

      The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Notes before proceeding to exercise any right or power under the Indenture at the request of the holders of the Notes. The Indenture also provides that the holders of a majority in principal amount of the outstanding debt securities issued under the Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on such Trustee.

      No holder of Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless: (1) the holder shall have previously given the Trustee written notice of an Event of Default with respect to the Notes, (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities issued under the Indenture shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, (3) the Trustee shall have failed to institute any such proceeding for 60 days after its receipt of such notice and (4) no direction inconsistent with such written request shall have been given to the Trustee during the 60-day period by the holders of a majority in principal amount of the outstanding debt securities under the Indenture. However, any right of a holder of Notes to receive payment of the principal of and any interest on the Notes on or after the dates expressed in the Notes and to institute suit for the enforcement of any such payment on or after such dates shall not be impaired or affected without the consent of such holder.

      The Indenture contains a covenant that we will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

Certain Definitions

      “Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value (discounted at the weighted average effective interest cost per annum of the outstanding debt securities of all series, compounded semiannually) of the obligation of the lessee for rental payments during the remaining term of the lease included in such transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended or, if earlier, until the earliest date on which the lessee may terminate such lease upon payment of a penalty (in which case the obligation of the lessee for rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

      “Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations will be the capitalized amount thereof determined in accordance with GAAP.

      “Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of or in a Person’s capital stock or other equity interests, and options, rights or warrants to purchase such capital stock or other equity interests, whether now outstanding or issued after the Issue Date, including, without limitation, all Preferred Stock of such Person if such Person is a corporation or membership interests if such Person is a limited liability company and each general and limited partnership interest of such Person if such Person is a partnership.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

      “Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (b) if such release (or any successor release) is not published or does not contain such price on such business day, (i) the average of the Reference Treasury Dealer quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Consolidated Net Tangible Assets” means the total amount of assets which would be included on a combined balance sheet of the Company and the Guarantors under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(1) all short-term liabilities, except for (x) liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date) and (y) liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to Statement of Financial Accounting Standards No. 106;

(2) investments in subsidiaries that are not Restricted Subsidiaries; and

(3) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

      “Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of the Person determined in accordance with GAAP.

      “Finance Subsidiary” means any Subsidiary of the Company substantially all of whose operations consist of (a) the mortgage financing business or (b) the insurance business.

      “Funded Indebtedness” means notes, bonds, debentures or other similar evidences of Indebtedness for money borrowed which by their terms mature at or are extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the Indenture.

      “Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

      “Guarantors” means M.D.C. Land Corporation, RAH of Texas, LP, RAH Texas Holdings, LLC, Richmond American Construction, Inc., Richmond American Homes of Arizona, Inc., Richmond American Homes of California, Inc., Richmond American Homes of California (Inland Empire), Inc., Richmond American Homes of Colorado, Inc., Richmond American Homes of Maryland, Inc., Richmond American Homes of Nevada, Inc., Richmond American Homes of Texas, Inc., Richmond American Homes of Utah, Inc., Richmond American Homes of Virginia, Inc., and Richmond American Homes of West Virginia, Inc., Richmond American Homes of Florida, LP and any other Subsidiary of the Company that executes and delivers a guarantee of the Notes pursuant to the provisions of the Indenture.

      “Indebtedness” means (a) any liability of any Person (i) for borrowed money, or (ii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or (iii) for the payment of money relating to a Capitalized Lease Obligation or (iv) for all Redeemable Capital Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (b) any liability of others described in the preceding clause (a) that such Person has guaranteed or that is otherwise its legal liability; (c) all Indebtedness referred to in (but not excluded from) clauses (a) and (b) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Security Interest upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and (d) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a), (b) and (c) above.

      “Interest Payment Date” means the stated due date of an installment of interest on the Notes.

      “1998 Indenture” means the indenture dated as of January 28, 1998 between the Company and U.S. Bank National Association as trustee, as amended or supplemented from time to time.

      “Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for the Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Restricted Subsidiary (other than the Restricted Subsidiary which holds title to the property) for any deficiency.

      “Notes” means the 5 1/2% Senior Notes due 2013 issued under the Indenture, as supplemented from time to time in accordance with the terms of the Indenture.

      “Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

      “Preferred Stock” of any Person means all Capital Stock of such Person which has a preference in liquidation or with respect to the payment of dividends.

      “Redeemable Capital Stock” means any Capital Stock of the Company or any of its Subsidiaries that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, (a) is or upon the happening of an event or passage of time would be required to be redeemed on or prior to the final stated maturity of the securities or (b) is redeemable at the option of the holder thereof at any time prior to such final stated maturity or (c) is convertible into or exchangeable for debt securities at any time on or prior to such final stated maturity.

      “Reference Treasury Dealer” means (a) Citigroup Global Markets Inc., or one of the other underwriters (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company will substitute therefor another Primary Treasury Dealer, and (b) any other Primary Treasury Dealer(s) selected by us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

      “Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an Interest Payment Date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

      “Restricted Subsidiary” means any Guarantor and any successor to such Guarantor.

      “Sale and Lease-back Transaction” means a sale or transfer made by the Company or a Restricted Subsidiary (except a sale or transfer made to the Company or a Restricted Subsidiary) of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Company or a Restricted Subsidiary for more than a three-year term.

      “Secured Debt” means any Indebtedness, except Indebtedness of the Finance Subsidiaries, which is secured by (i) a Security Interest in any of the property of the Company or any Restricted Subsidiary or (ii) a Security Interest in shares of stock owned directly or indirectly by the Company or a Restricted Subsidiary in a corporation or in equity interests owned by the Company or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in the Company’s rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which the Company or a Restricted Subsidiary has an equity interest. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.

      “Security Interests” means any mortgage, pledge, lien, encumbrance or other security interest which secures the payment or performance of an obligation.

      “Significant Subsidiary” means any Subsidiary (a) whose revenues exceed 10% of our total consolidated revenues, in each case for the most recent fiscal year, or (b) whose net worth exceeds 10% of our total stockholders’ equity, in each case as of the end of the most recent fiscal year.

      “Specified Indebtedness” means Indebtedness under (i) the Notes, (ii) the 1998 Indenture, (iii) the 2002 Indenture and (iv) the Second Amended and Restated Credit Agreement dated as of July 30, 2002, among the Company and the banks named therein, as amended or supplemented from time to time, and any refinancing, extension, renewal or replacement of any of the foregoing.

      “Subsidiary” means any Person of which at the time of determination by us, directly and/or indirectly through one or more Subsidiaries, we own more than 50% of the shares of its Voting Stock.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

Modification and Waiver

      We and the Trustee, with the consent of the holders of at least a majority of the principal amount of the outstanding Notes, may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Notes, except that no such supplemental indenture may, without the consent of the holder of each outstanding security affected by the supplemental indenture, among other things:

(1) change the final maturity of the Notes, or reduce the rate or extend the time of payment of interest on the Notes, or reduce the principal amount of the Notes, or impair the right to institute suit for payment of the Notes;

(2) change the redemption provisions or the definitions relating thereto in any manner adverse to the holders of the Notes;

(3) reduce the percentage of Notes whose consent the holders of which is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain defaults under the Indenture and their consequences provided in the Indenture; or

(4) modify any of the provisions regarding the modification of the Indenture, waivers of past defaults and waivers of certain covenants, except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding security affected thereby.

      Our Board of Directors does not have the power to waive any of the covenants of the Indenture. We and the Trustee may modify or amend provisions of the Indenture without the consent of any holder for any of the following purposes:

(1) to evidence the succession of another Person to us or any Guarantor under the Indenture and the Notes;

(2) to add to our covenants or the covenants of any Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon us or such Guarantor by the Indenture;

(3) to add Events of Default for the benefit of the holders of the Notes;

(4) to secure any debt securities under the Indenture;

(5) to establish the form or terms of the debt securities of any series;

(6) to add Guarantors;

(7) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;

(8) to close the Indenture to authentication and delivery of additional series of debt securities and to cure any ambiguity, defect or inconsistency in the Indenture, provided such action does not adversely affect the interests of holders of the Notes; or

(9) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of the Notes, provided that such action shall not adversely affect the interests of the holders of the Notes in any material respect.

The holders of at least a majority in principal amount of the outstanding debt securities may, on behalf of the holders of all debt securities, waive any past default under the Indenture. However, they may not waive a default (1) in the payment of the principal of (or premium, if any) or any interest on any debt security or (2) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security affected.

Defeasance Provisions

      Defeasance and Discharge. The Indenture provides that we will be discharged from any and all obligations in respect of the debt securities of that series (except for certain obligations to register the transfer or exchange of debt securities, replace stolen, lost, destroyed or mutilated debt securities, maintain offices or agencies and hold moneys for payment in trust) upon the deposit with the Trustee, in trust, of money, government obligations or a combination thereof, which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the Indenture and the debt securities. This type of discharge may only occur if there has been a change in applicable federal law or we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of that discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the discharge had not occurred. In addition, this type of discharge may only occur so long as no Event of Default or event which, with notice or lapse of time, would become an Event of Default with respect to the debt securities of that series has occurred and is continuing on the date that cash and/or government securities are deposited in trust and other conditions specified in the Indenture are satisfied. The term “government obligations” means securities of the government which issued the currency in which the debt securities of the series are denominated or in which interest is payable or of government agencies backed by the full faith and credit of that government.

      Defeasance of Certain Covenants. The Indenture also provides that we may omit to comply with the covenants described above under “Certain Covenants” with respect to the debt securities of that series if we comply with the following conditions. In order to exercise this option, we will be required to deposit with the Trustee money, government obligations or a combination thereof which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on, and any mandatory sinking fund payments in respect of, the debt securities of that series on the stated maturity date of the payments in accordance with the terms of the Indenture and the debt securities. We will also be required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes and that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and covenant defeasance had not occurred, and to satisfy other conditions specified in the Indenture.

      Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to the debt securities of any series and those debt securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and government obligations on deposit with the Trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity dates but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from such Event of Default. However, we shall remain liable for such payments.

Regarding the Trustee

      The Indenture contains certain limitations on the rights of the Trustee, which is a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign. In the ordinary course of its business, the Trustee provides, and may continue to provide, service to the Company as trustee for other debt securities of the Company.

Book-Entry Delivery and Settlement

      We will issue the Notes in the form of one or more permanent global securities in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the Trustee. DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended;

•	DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

•	access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	the rules applicable to DTC and its direct and indirect participants are on file with the SEC.

      We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters. We expect that under procedures established by DTC:

•	upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

•	ownership of the Notes will be shown on, and the transfer of ownership of the Notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of Persons other than participants.

      The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those Persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of Persons who hold interests through participants, the ability of a Person having an interest in a global security to pledge or transfer that interest to Persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

      So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global security for all purposes under the Indenture and under the Notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have Notes represented by that global security registered in their names, will not receive or be entitled to receive the Notes in the form of a physical certificate and will not be considered the owners or holders of the Notes under the Indenture or under the Notes, and may not be entitled to give the Trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC’s procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or the global security.

      Neither we nor the Trustee will have any responsibility or liability for any aspect of DTC’s records relating to the Notes or relating to payments made by DTC on account of the Notes, or any responsibility to maintain, supervise or review any of DTC’s records relating to the Notes.

      We will make payments on the Notes represented by the global securities to DTC or its nominee, as the registered owner of the Notes. We expect that when DTC or its nominee receives any payment on the Notes represented by a global security, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC’s participants will be responsible for those payments.

      Payments on the Notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

      We will issue certificated Notes to each Person that DTC identifies as the beneficial owner of Notes represented by the global securities upon surrender by DTC of the global securities only if;

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	an Event of Default has occurred and is continuing; or

•	we decide not to have the Notes represented by a global security.

      Neither we nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related Notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the Notes to be issued.

Same-Day Settlement and Payment

      Settlement for the Notes will be made by the underwriters in immediately available funds. So long as the Notes are represented by global securities registered in the name of DTC or its nominee, all payments of principal and interest will be made by us in immediately available funds. In addition, so long as the Notes are represented by such Global Securities, the Notes will trade in DTC’s Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter severally, the principal amount of notes set forth opposite the underwriter’s name:

Principal
Amount of
Underwriters	Notes

Citigroup Global Markets Inc.	$90,000,000
Banc One Capital Markets, Inc.	52,000,000
Wachovia Capital Markets, LLC	20,000,000
Deutsche Bank Securities Inc.	6,000,000
BNP Paribas Securities Corp.	6,000,000
Comerica Securities Inc.	6,000,000
McDonald Investments Inc.	6,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,000,000
SunTrust Capital Markets, Inc.	6,000,000
JMP Securities LLC	2,000,000

Total	$200,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed .40% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed .25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
MDC

Per note	0.625%

      In connection with the offering, the underwriters and their affiliates may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses for this offering (excluding underwriters’ discounts and commissions) will be approximately $350,000.

      We expect to deliver the notes against payment for the notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

      The underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us or our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with or perform services for us or our affiliates in the ordinary course of their business. As a result of the use of proceeds of a portion of this offering to repay outstanding indebtedness under our revolving credit facility, certain underwriters or their affiliates that are lenders under our revolving credit facility will receive a portion of the proceeds of the offering. This offering is being conducted in compliance with Rule 2710(c)(8) of the rules of the National Association of Securities Dealers, Inc.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain matters with respect to the legality and binding nature of the securities are being passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado. Cahill Gordon & Reindel LLP, New York, New York, will pass upon specified legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K, relating to the financial statements as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002, have been so incorporated in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

M.D.C. HOLDINGS, INC.

3600 S. YOSEMITE STREET
SUITE 900
DENVER, COLORADO 80237
(303) 773-1100

$750,000,000

      The following are types of securities that we may offer and sell under this prospectus:

•	common stock

•	preferred stock

•	debt securities

      We may offer these securities separately or as units which may include other securities. We will describe in a prospectus supplement, which must accompany this prospectus, the securities we are offering and selling, as well as the specific terms of the securities. Those terms may include:

• Maturity

• Interest rate

• Sinking fund terms

• Currency of payments

• Redemption terms

• Listing on a securities exchange

• Amount payable at maturity

• Guarantees by some of our subsidiaries

       The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       Our common stock, par value $0.01 per share, trades on the New York Stock Exchange and the Pacific Stock Exchange under the symbol “MDC.”

      We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

September 5, 2003

M.D.C. Holdings, Inc.	1
Use of Proceeds	1
Ratios of Earnings to Fixed Charges	2
Description of Common Stock	2
Description of Preferred Stock	4
Description of the Debt Securities	4
Book-Entry Issuance	7
Plan of Distribution	9
Legal Matters	10
Experts	10
WHERE YOU CAN FIND MORE INFORMATION	10
Incorporation of Certain Documents by Reference	11

M.D.C. Holdings, Inc.

      M.D.C. Holdings, Inc., or MDC, is a Delaware corporation which was formed in 1972. Our primary business is owning and managing subsidiary companies which build homes under the name “Richmond American Homes.” We also own and manage HomeAmerican Mortgage Corporation which originates mortgage loans primarily for our homebuyers; American Home Insurance Agency Inc., which sells casualty insurance products to our homebuyers; and American Home Title and Escrow, Inc. which provides title insurance and closing services for our customers. Unless specifically stated otherwise, references in this prospectus or any prospectus supplement to “we,” “us” or “our” include only MDC, and not our subsidiaries.

The Homebuilding Companies

      MDC, whose subsidiaries build homes under the name “Richmond American Homes,” is one of the largest homebuilders in the United States. We and our subsidiaries are a major regional homebuilder with a significant presence in some of the country’s best housing markets. Our subsidiaries are the largest homebuilder in Colorado; among the top five homebuilders in Northern Virginia, Phoenix, Tucson and Las Vegas; and among the top ten homebuilders in suburban Maryland, Northern California and Southern California and Salt Lake City. Our homebuilding subsidiaries also have a growing presence in Dallas/ Fort Worth and have recently entered the Houston, Philadelphia/ Delaware Valley, West Florida, and Chicago markets.

Our Homebuilding Strategy

      Our homebuilding subsidiaries focus on building quality homes at affordable prices. Our homebuilding subsidiaries build homes targeted at first time and first time move-up homebuyers.

Home Selling Prices

      Most of the homes sold by our homebuilding subsidiaries range in price from approximately $90,000 to $500,000, although some homes they build sell for more than $1,000,000. The average selling price of homes closed by our homebuilding subsidiaries was $259,500 in the first six months of both 2003 and 2002.

HomeAmerican Mortgage Corporation

      Our mortgage subsidiary provides mortgage loans to most of our homebuilding subsidiaries’ homebuyers. For the convenience of the homebuyers, our mortgage subsidiary has loan offices in all of the locations where our homebuilding subsidiaries build homes.

Location of Executive Offices

      The principal executive offices of MDC are at 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237 (telephone (303) 773-1100). Our subsidiaries also offer homes and mortgages through our Internet web site.

      You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Use of Proceeds

      Except as may otherwise be described in the prospectus supplement relating to an offering of securities, we will use the net proceeds from the sale of the securities offered under this prospectus and the prospectus supplement primarily in our real estate acquisition and development and homebuilding activities. We will use the remainder of the net proceeds for general corporate purposes. We will determine any specific allocation of the net proceeds of an offering of securities to a specific purpose at the time of the offering and will describe the allocation in the related prospectus supplement.

Ratio of Earnings to Fixed Charges

      The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown. In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense plus:

•	amortization and expensing of debt expenses;

•	amortization of discount or premium relating to indebtedness; and

•	capitalized interest.

Earnings are computed by adding fixed charges, except capitalized interest, and amortization of previously capitalized interest during the period to pretax earnings from continuing operations. To date we have not issued any preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented below.

	Six Months	Year Ended December 31,
	to
	June 30, 2003	2002	2001	2000	1999	1998

Ratio of earnings to fixed charges (unaudited)	5.82	11.68	10.86	8.26	7.50	2.46

Description of Common Stock

      MDC has authorized 100,000,000 shares of common stock. At June 30, 2003, we had approximately 28,968,000 shares outstanding. Common stockholders have one vote for each share held of record in any stockholder vote. Common stockholders do not have cumulative voting rights in the election of directors. The board of directors is divided into three classes. The members of each class serve a three-year term.

      MDC is subject to Section 203 of the Delaware General Corporation Law, which limits the ability of a publicly held Delaware corporation to consummate a “business combination” with an “interested stockholder” for a period of three years after the date such person became an “interested stockholder” unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination.

•	upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and certain shares held by employee stock plans); or

•	following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

An “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns (or, within the prior three years, owned) 15% or more of a corporation’s outstanding voting stock. For purposes of Section 203, the term “business combination” is defined broadly to include:

•	mergers with or caused by the interested stockholder;

•	sales or other dispositions to the interested stockholder (except proportionately with the corporation’s other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock;

•	the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or other transactions that do not increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s or such subsidiary’s stock); or

•	receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

      Our Certificate of Incorporation contains provisions similar to Section 203 of the Delaware General Corporation Law. These provisions require that the holders of 80% of the shares of outstanding voting stock must approve business combinations with or proposed by an interested stockholder, which includes a beneficial owner of 10% of the outstanding shares of voting stock of MDC. This approval is not required if the transaction is approved by a majority of the continuing directors, which means those directors unaffiliated with the interested stockholder and serving prior to the interested stockholder becoming an interested stockholder, or if minimum price requirements are met.

      The types of business combinations covered by these provisions include:

•	mergers and consolidations with an interested stockholder;

•	the transfer by us of $15,000,000 or more of assets or securities to an interested stockholder;

•	any proposal for our liquidation or dissolution; or

•	any transaction which has the effect of increasing an interested stockholder’s proportionate ownership of our capital stock.

The same provisions also apply to any amendment to our bylaws that is proposed by an interested stockholder.

      In the case of any business combination with an interested stockholder involving payments to holders of common stock, the fair market value per share of the payments would have to be at least equal to the highest of the following:

•	the highest price per share of the common stock paid by the interested stockholder during the two years before the public announcement of the proposed business combination or in the transaction in which it became an interested stockholder, whichever is higher; and

•	the fair market value per share of the common stock on the date of the public announcement of the proposed business combination or on the date on which the interested stockholder became an interested stockholder, whichever is higher.

“Fair market value” is the highest stock exchange closing price or closing bid in the 30 days preceding the date in question, and, in the case of other property, the fair market value as determined by a majority of the continuing directors.

      All other action by the common stockholders requires:

•	that a majority of the shares be present at a meeting and

•	that a majority of the shares present vote for the action.

      Larry A. Mizel, our Chairman of the Board of Directors and Chief Executive Officer, and David D. Mandarich, our President and Chief Operating Officer, together beneficially own more than 20% of the outstanding common stock and so have the ability to veto any 80% stockholder vote.

      We will pay dividends on the common stock when declared by our board of directors from funds legally available. On July 31, 2003, our board of directors declared a dividend of $.125 per share for the quarter ended June 30, 2003 to the stockholders of record on August 14, 2003. On April 28, our board of directors declared a 10% stock dividend and a cash dividend of $.09 per share ($.082 restated for the stock dividend) for the quarter ended March 31, 2003 to the stockholders of record on May 12, 2003. The cash dividend was paid and the stock dividend distributed on May 27, 2003. On liquidation of MDC, holders of common stock will share in all assets remaining after payment of liabilities, subject to the rights of any outstanding preferred stock. The shares of common stock are not redeemable or convertible, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities.

      The transfer agent for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

Description of Preferred Stock

      MDC has authorized 25,000,000 shares of preferred stock, none of which were outstanding as of June 30, 2002. Shares of preferred stock may be issued in one or more series, as authorized by our board of directors with any rights and restrictions that are specified by our board of directors and permitted by Delaware law. When our board of directors specifies the terms of the preferred stock, the terms will be set forth in a certificate of designations to be filed with the secretary of state of Delaware. Upon filing, the certificate of designations will be an amendment to the certificate of incorporation under Delaware law. The preferred stock will have no preemptive rights. Our board of directors may authorize preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then market price of the shares of common stock.

      The terms of each series of preferred stock will be described in any prospectus supplement related to the series of preferred stock and may include the following:

•	the title and stated value of the preferred stock;

•	the number of shares of the preferred stock offered and the offering price and liquidation preference per share of the preferred stock;

•	the dividend rates, periods and payment dates or methods of calculation applicable to the preferred stock;

•	the date from which any dividends on the preferred stock will accumulate;

•	the procedures for any auction and remarketing for the preferred stock;

•	any provision for a sinking fund for the preferred stock;

•	any provision for redemption of the preferred stock;

•	any voting rights of holders of the preferred stock;

•	any rights to convert the preferred stock into common stock or participate in dividends paid on the common stock;

•	the relative ranking and preference of the preferred stock as to dividend rights and rights on liquidation of MDC;

•	any limitations on issuing any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights on liquidation of MDC; and

•	any other specific rights or restrictions of the preferred stock.

      The transfer agent for the preferred stock will be identified in the prospectus supplement.

Description of the Debt Securities

      The debt securities will be direct unsecured obligations of MDC and may be senior debt securities, senior subordinated debt securities or junior subordinated debt securities. The total amount of additional debt securities that we may issue is limited by covenants in our existing debt instruments to approximately $1.32 billion as of December 31, 2002, assuming no additional cash flow.

      The debt securities will be issued under one or more indentures in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part. The indentures will be subject to and governed by the Trust Indenture Act of 1939.

      MDC may issue the debt securities in one or more series. Specific terms of each series of debt securities will be contained in resolutions of our board of directors or in a supplemental indenture. The specific terms will be described in a prospectus supplement.

      All debt securities of one series need not be issued at the same time and, unless otherwise provided in the prospectus supplement, we may issue additional debt securities of the series without the consent of the holders.

      The specific terms of the debt securities may include any of the following:

•	the title of the debt securities and whether the debt securities are senior debt securities, senior subordinated debt securities or junior subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

•	the price at which the debt securities will be issued;

•	any right of the holders to convert the debt securities into stock, including the initial conversion price and rate and the conversion period and any limitations on the transferability of the stock received on conversion;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rates, which may be fixed or variable;

•	the dates from which any interest will accrue, the dates on which the interest will be payable, the record dates for the interest payments, the persons to whom the interest will be payable, and the manner of calculating interest;

•	any right of MDC to extend the dates on which principal or interest will be payable;

•	the places where the principal and any interest will be payable, where the debt securities may be surrendered for registration of transfer and where notices to MDC regarding the debt securities and the indenture may be served;

•	any right of MDC to elect to redeem the debt securities, including the redemption prices and redemption periods;

•	any obligation of MDC to redeem the debt securities under any sinking fund or similar provision or at the option of a holder, including the of redemption prices and redemption periods;

•	any guarantees by subsidiaries of MDC that may guarantee the debt securities, including the terms of any subordination of any guarantee to other obligations of MDC;

•	the events that would cause us to be in default and the consequences of default; and

•	any discharge and release provisions of the indenture.

      The debt securities may be issued at a discount below their principal amount and provide for less than the entire principal amount to be payable on acceleration of the maturity. In that case, all material U.S. federal income tax, accounting and other considerations applicable to the securities will be described in the prospectus supplement.

      Except as may be set forth in any prospectus supplement, the debt securities will not contain any provisions that would limit our ability to incur debt or that would protect holders of debt securities in the event of a change of control of MDC. The prospectus supplement will contain information with respect to any changes to the events of default of MDC that are described below.

Covenants

      The prospectus supplement will describe any material covenants of a series of debt securities.

Events of Default, Notice and Waiver

      The prospectus supplement and each indenture will describe the events that would cause us to be in default and the consequences of default, including the following:

•	failure to pay any interest when due that continues for a period of 30 days;

•	failure to pay the principal when due;

•	breach of any other covenant or warranty of MDC in the indenture that continues for a period of 90 days after written notice as provided in the indenture; and

•	any other event of default provided in the indenture.

      If an event of default under any indenture occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the debt securities of that series will have the right to declare the principal amount of all the debt securities of that series to be due and payable immediately by written notice to MDC and to the trustee if given by the holders. If the debt securities of that series were issued at a discount or are indexed securities, only the portion of the principal amount specified in the terms of the securities may be declared due and payable. However, at any time after the declaration of acceleration with respect to debt securities of the series has been made, but before a judgment for payment of the money due has been obtained by the trustee, the holders of a majority of the principal amount of outstanding debt securities of the series may rescind the acceleration if all conditions set forth in the indenture are met.

      The indentures also will provide that the holders of a majority of the principal amount of the outstanding debt securities of any series may waive any past default and its consequences, except a default:

•	in the payment of the principal or interest or

•	of a provision contained in the indenture that cannot be amended without the consent of the holder of each outstanding debt security affected.

      The indentures will provide for other procedures that may be followed by holders of debt securities, the trustee of any series of debt securities, or both, if an event of default occurs.

Amendment of the Indentures

      Amendments of an indenture are permitted with the consent of the holders of a majority in principal amount of all outstanding debt securities issued under the indenture affected by the modification or amendment. However, no amendment may, without the consent of each holder of debt securities affected:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of interest or change the time for payment of interest, including defaulted interest, on any debt security;

•	reduce the principal or change the fixed maturity or alter any redemption provision or any obligations of MDC to offer to purchase or to redeem debt securities;

•	modify the ranking or priority of the debt securities or any guarantee;

•	release any guarantor from any of its obligations under its guarantee, except as described in the indenture;

•	waive a continuing default in the payment of principal or interest; or

•	make any debt security payable at a different place or in different currency, or impair the right of any holder to bring suit.

      The holders of a majority in principal amount of the outstanding debt securities of each series may, on behalf of all holders, waive compliance by MDC with restrictive covenants of the series.

      We and the trustee may amend the indenture to, among other things, correct errors and ambiguities without the consent of any holder of debt securities as set forth in the indenture and as described in the prospectus supplement.

Subordination

      The prospectus supplement will describe any subordination provisions and will define the senior debt to which the debt securities may be subordinated and will set forth the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter.

Discharge

      Except as otherwise specified in the prospectus supplement, when (1) all debt securities of a series have become due and payable or will become due and payable at their stated maturity within one year, and (2) we deposit with the trustee funds to pay all amounts due on the entire outstanding series of debt securities, then we will have satisfied the indenture with respect to the series.

      Except as otherwise specified in the prospectus supplement, the indentures will provide that we may elect either (a) to be discharged from any series of debt securities or (b) to be released from certain obligations with respect to the debt securities under the indenture, in either case after depositing with the trustee enough money to pay all amounts due on the debt securities on the scheduled due dates.

      In addition, we must have delivered to the trustee an opinion of counsel that the holders of the debt securities (1) will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the discharge or release from obligations and (2) will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the discharge or release had not occurred. After a discharge, the holders of the debt securities would be able to look only to the trust fund for payment of principal and interest.

Payment and Paying Agents

      Unless otherwise specified in the applicable prospectus supplement, principal and interest will be payable at the corporate trust office of the trustee, the address of which will be stated in the applicable prospectus supplement. However, at our option, payment of interest may be made by check mailed to the address of the person entitled to payment as it appears in the register for the debt securities or by wire transfer of funds to the person at an account maintained within the United States.

      All moneys paid by us to a paying agent or a trustee for the payment of principal or interest which remain unclaimed at the end of two years after the payment has become due will be repaid to us, and the holder of the debt security then may look only to us for payment.

Book-Entry Issuance

      Unless otherwise specified in the applicable prospectus supplement, DTC will act as depository for securities issued in the form of global securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co., DTC’s nominee. One or more fully-registered global securities will be issued for the securities representing in the aggregate the total number of the securities, and will be deposited with or on behalf of DTC.

      DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a

“clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or through others. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The beneficial ownership interest of each actual purchaser of each security is in turn recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities issued in the form of global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the securities, except if use of the book-entry system for the securities is discontinued.

      DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices will be sent to Cede & Co. as the registered holder of securities issued in the form of global securities. If less than all of a series of the securities are being redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

      Although voting with respect to securities issued in the form of global securities is limited to the holders of record of the securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the securities. Under its usual procedures, DTC would mail an omnibus proxy to the issuer of the securities as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date, identified in a listing attached to the omnibus proxy.

      Payments for securities issued in the form of global securities will be made by the issuer of the securities to DTC. DTC’s practice is to credit direct participants’ accounts on the payment date in accordance with their holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements. Payments to DTC are the responsibility of the issuer of the securities, disbursements of the payments to direct participants are the responsibility of DTC, and disbursements of the payments to the beneficial owners are the responsibility of direct and indirect participants.

      DTC may discontinue providing its services as depository with respect to any securities at any time by giving reasonable notice to the issuer of the securities. In the event that a successor depository is not obtained, individual security certificates representing the securities are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC or a successor depository.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their operations.

Plan of Distribution

      Any of the securities being offered may be sold in any one or more of the following ways from time to time:

•	through agents;

•	to or through underwriters;

•	through dealers; and

•	directly by MDC.

      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

      Offers to purchase securities may be solicited by agents designated by us. Any agent involved in the offer or sale of the securities will be named, and any commissions payable by us to the agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a reasonable best efforts basis for the period of its appointment. The agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the securities so offered and sold.

      If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with underwriters at the time an agreement for the sale is reached. In that case, the names of the specific managing underwriter or underwriters, as well as any other underwriters, the amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, will be set forth in the prospectus supplement which will be used by the underwriters to make resales of the securities. The underwriters will acquire securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. Unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters will be obligated to purchase all the securities if any are purchased.

      We may grant to the underwriters options to purchase additional securities to cover any over-allotments at the initial public offering price, with additional underwriting commissions or discounts, as may be set forth in the prospectus supplement.

      If a dealer is used in the sale of the securities, we will sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The dealer may be deemed to be an underwriter, as the term is defined in the Securities Act, of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement.

      Offers to purchase securities may be solicited directly by us and may be sold by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale. The terms of the sales will be described in the prospectus supplement.

      If described in the prospectus supplement, securities may also be offered and sold, in connection with a remarketing on their purchase, in accordance with a redemption or repayment under their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and its compensation and the terms of any agreement with us will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

      If described in the prospectus supplement, we may authorize agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. The delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of securities under delayed delivery contracts accepted by us.

      Agents, underwriters, dealers and remarketing firms may be entitled under agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution for payments that the agents, underwriters, dealers and remarketing firms may be required to make.

      Each series of securities will be a new issue. Other than the common stock, which is listed on the New York Stock Exchange and the Pacific Stock Exchange, new securities will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the prospectus supplement, we will not be obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.

      Agents, underwriters, dealers and remarketing firms may be customers of, engage in transactions with, or perform services for, MDC and its subsidiaries in the ordinary course of business.

Legal Matters

      The validity of the common stock and the preferred stock and the status of the debt securities as binding obligations of MDC will be passed on for MDC by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters will be passed on for any underwriters, agents and dealers by Cahill Gordon & Reindel LLP, New York, New York.

Experts

      The consolidated financial statements of M.D.C. Holdings, Inc. appearing in M.D.C. Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following location of the SEC:

Judiciary Plaza, Room 10024
450 Fifth Street, N.W.
Washington, D.C. 20549

      You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

      The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like MDC, that file electronically with the SEC. The address of that site is http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

Incorporation of Certain Documents by Reference

      The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

      This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our company and its financial condition.

Filing	Period

Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
Quarterly Report on Form 10-Q	Quarter ended June 30, 2003
Current Report on Form 8-K	Dated February 27, 2003
Current Report on Form 8-K	Dated April 3, 2003
Current Report on Form 8-K	Dated April 9, 2003
Current Report on Form 8-K	Dated May 19, 2003
Current Report on Form 8-K	Dated July 2, 2003
Current Report on Form 8-K	Dated July 15, 2003

      All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Joseph H. Fretz
Secretary and Corporate Counsel
M.D.C. Holdings, Inc.
3600 South Yosemite Street
Suite 900
Denver, Colorado 80237
(303) 773-1100

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should keep in mind that such information has not been authorized and may therefore not be accurate. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

$200,000,000

M.D.C. Holdings, Inc.

5 1/2% Senior Notes due 2013

PROSPECTUS SUPPLEMENT

December 8, 2003

Joint Bookrunning Managers

Citigroup	Banc One Capital Markets, Inc.

Co-Lead Manager

Wachovia Securities

Deutsche Bank Securities	BNP PARIBAS

Comerica Securities	McDonald Investments, Inc.

Merrill Lynch & Co.	SunTrust Robinson Humphrey
JMP Securities